TUHURA BIOSCIENCES, INC.

10500 University Center Drive, Suite 110

Tampa, FL 33612

September 24, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

TuHURA Biosciences, Inc.

Registration Statement on Form S-1

File No. 333-289532

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Friday, September 26, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Thank you for your assistance. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLC of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

TUHURA BIOSCIENCES, INC.

By:	/s/ James Bianco
Name:	James A. Bianco, M.D.
Title:	Chief Executive Officer